EXHIBIT 20.01



KELLER MANUFACTURING ANNOUNCES EXECUTIVE MANAGEMENT CHANGES


NAMES NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

     Corydon, Ind. Dec. 21, 1999. The Keller Mfg. Co., Inc. (OTC-OBB:KMFC) announced that Steven W. Robertson has been named the company's new President and Chief Executive Officer. Robertson replaces Robert W. Byrd who will remain as Chairman of the Board.

     Robertson, 43, was formerly Vice President of Marketing and Sr. Vice President of Sales. He is a graduate of North Carolina State University with a major in Furniture Manufacturing and Management. He has twenty-one years of experience with Keller. His previous responsibilities include production manager, product engineer and product manager.

     "Steve's successes, along with the management team he has assembled, will serve the company well into the new year and beyond," Byrd said. "He has demonstrated exceptional leadership ability."

     Brad Ray, a board member and CEO of Steel Technology said, "We have confidence in Steve's ability and look forward to the energy he brings to Keller. The company is fortunate to have a leader with his depth and experience."

     Board member, Ron Humin said, "Steve is well known in the industry and has done an excellent job as our leading marketing executive. We believe he is capable of taking this company to the next level."

     Robertson succeeds Bob Byrd who became President in 1989 and CEO in 1991. Under Byrd's leadership, Keller experienced a 110% increase in growth and consistently outperformed the furniture industry profitability benchmarks. In addition to his duties as Chairman, he will function as a mentor to company executives.

     "Bob has a wealth of knowledge," said Board member John C. Schenkenfelder. "He will be a significant asset in passing what he has learned about the furniture industry on to others at Keller. We look for him to be a positive role model for our executives."

     "I am extremely proud and excited to be given the opportunity to lead and direct The Keller Mfg. Co. It is a real honor to be an integral part of continuing Keller's 104-year history. I look forward to handling the challenges and opportunities ahead," says Robertson.

     The Keller Mfg. Co., is a leading manufacturer of Solid Wood Bedroom, Dining Room and Occasional Furniture. Keller Furniture is distributed through furniture stores across the United States and Canada. The Company operates three production facilities located in Corydon, Indiana, New Sallsbury, Indiana and Culpeper, Virginia.

     For more information about The Keller Mfg. Co. visit its Website at www.KELLERFURNITURE.com or contact Dan Utz, Treasurer, at 812-738-2222.









Statements contained in this release which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties (contained in the Company's SEC filings), which could cause actual results to differ materially from those projected. SEC filings may be obtained from the SEC or by contacting the Company.